WashTec

RECEIVED

2005 MAY 13 P 2:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05008064

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Date, May 02. 2005

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find_our Ad Hoc notification of **May 2nd, 2005** concerning "**WashTec wants to strengthen equity base**".
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG

PROCESSED

MAY 20 2005

THOMSON FINANCIAL

Po Karoline Kalb

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Vorstand: Thorsten Krüger (Sprecher)
Jürgen Lauer

Aufsichtsrat-

Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000

Sitz der Gesellschaft: Augsburg
HRB 81 Amtsgericht Augsburg



AD HOC NOTIFICATION ACCORDING TO ARTICLE 15 OF THE FEDERAL SECURTIES TRADING ACT

WashTec wants to strengthen equity base

Augsburg, May 2, 2005 – The Executive Board and Supervisory Board of WashTec AG today agreed to propose a €30 million increase in the share capital from €20 million to €50 million to the shareholders at the Annual General Meeting on June 15th 2005 at a 2:3 subscription ratio by issuing 11,400,000 new bearer shares. The resolution regarding the implementation of a capital increase against cash contributions from 2004 shall be cancelled and replaced by the new resolution. The shareholders will be offered the new shares at a subscription price to be established before the capital increase. In order to increase the transaction certainty the shareholders Edelmar Vermögensverwaltung GmbH, Achernar Vermögensverwaltung GmbH and Augias Vermögensverwaltung GmbH, which together currently hold around 37 % of the shares in WashTec AG, shall be permitted a contribution in kind by contributing loans granted to WashTec Group. The capital increase shall be implemented promptly following the adoption of the resolution by the Annual General Meeting on condition of a positive capital market environment.

The agenda for the Annual General Meeting will be available to download at www.washtec.de from May 6, 2005.

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Executive Board:
Thorsten Krüger (Spokesman)
Jürgen Lauer

Chairman of Supervisory Board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg



WashTec AG, Argonstrasse 7, 86153 Augsburg
ISIN: DE0007507501
Listings: Official Market in Frankfurt (General Standard); OTC market in Berlin-Bremen, Dusseldorf, Munich and Stuttgart.

Contact:
Haubrok Investor Relations GmbH
Michael Werneke
Telefon +49 (0) 211/30126-109
E-Mail m.werneke@haubrok.de